T3/11

03013810

B3 3/6

8-51548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 8 2003
535

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51548

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFBE Capital, LP

OFFICIAL USE ONLY
46834
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker, Suite 1140
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co., PC
(Name – *if individual, state last, first, middle name*)

Five East Greenway Plaza, Suite 2200 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFBE Capital, LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Daniel E. LeGaye, FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A No subordinated liabilitie during the period.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINSTEIN
SPIRA
& COMPANY, P.C.

Certified Public Accountants
and Business Advisors

Independent Auditors' Report

To the Partners
HFBE Capital, L.P.

We have audited the accompanying Statements of Financial Condition of HFBE Capital, L.P. as of December 31, 2002 and 2001, and the related Statements of Income (Loss), Partners' Capital and Cash Flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 21, 2003

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

HFBE CAPITAL, L.P.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash and Cash Equivalents	$ 127,927	$ 55,150
Investment in Westcreek HFBE Investments, L.P.	41,500	
	$ 169,427	$ 55,150
CAPITAL		
Partners' Capital	$ 169,427	$ 55,150

See notes to financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF INCOME (LOSS)

	For the Year Ended December 31,	
	2002	2001
Commissions	$ 412,277	$ 44,250
Management Fee Expense	243,000	150,000
Net Income (Loss)	$ 169,277	$ (105,750)

See notes to financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF PARTNERS' CAPITAL

	Alex Howard	Will Frazier	Don Barker	Charles Elliott	HFBE Capital GP LLC	Total
Balance - December 31, 2000	$ 40,474	$ 40,474	$ 40,474	$ 40,474	$ 4	**$ 161,900**
Purchase of partnership interest				(1,000)		**(1,000)**
Reallocation of capital account	13,158	13,158	13,158	(39,474)		
Net loss	(35,249)	(35,249)	(35,249)		(3)	**(105,750)**
Balance - December 31, 2001	18,383	18,383	18,383	0	1	**55,150**
Distribution	(18,333)	(18,333)	(18,333)		(1)	**(55,000)**
Net income	56,423	56,423	56,423		8	**169,277**
Balance - December 31, 2002	$ 56,473	$ 56,473	$ 56,473	$	$ 8	**$ 169,427**

See notes to financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2002	2001
Cash Flows From Operating Activities		
Cash received from customers	$ 370,777	$ 44,250
Cash paid for management fees	(243,000)	
Net Cash Provided by Operating Activities	127,777	44,250
Cash Flows From Investing Activities		
Purchase of partnership interest		(1,000)
Distribution	(55,000)	
Net Cash Used in Investing Activities	(55,000)	(1,000)
Net Increase in Cash and Cash Equivalents	72,777	43,250
Cash and Cash Equivalents - Beginning of Year	55,150	11,900
Cash and Cash Equivalents - End of Year	$ 127,927	$ 55,150
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities		
Net income (loss)	$ 169,277	$ (105,750)
Investment in partnership in lieu of commission	(41,500)	
Decrease in prepaid management fee		150,000
Net Cash Provided by Operating Activities	$ 127,777	$ 44,250

See notes to financial statements.

HFBE CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 - Accounting Policies

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

HFBE Capital, L.P., (a Texas limited partnership) (the Partnership) located in Houston, Texas, is a private investment banking firm and fully-disclosed Securities Broker-Dealer. The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. (NASD)

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commissions are recognized when trades settle and receivables are recorded at that time. 95% of the revenues in 2002 came from two transactions. 80% of the revenues in 2001 came from one transaction.

Income Taxes

No provision has been made for federal income tax, since these taxes are the responsibility of the individual partners.

Cash and Cash Equivalents

The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investment in Limited Partnership

The investment in limited partnership is stated at management's estimate of fair value and cannot be publicly offered or sold. The increase or decrease in net unrealized appreciation or depreciation is credited or charged to operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Partnership Agreement

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners were Donald Barker, Charles Elliott, William Frazier and Alex Howard.

Effective January 1, 2001, the Partnership purchased Charles Elliott's interest for $1,000. His remaining capital account was allocated among the other limited partners.

The general partner has an ownership interest of .0034% and the limited partners each has a 33.3322% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

Note 3 - Management Agreement

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

HFBE will receive a management fee, payable in advance, as determined by HFBE. The management fee may be waived by HFBE. Management fees for 2002 and 2001 were $243,000 and $150,000, respectively.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2002 and 2001, or in the procedures followed in making the periodic computation required. At December 31, 2002 and 2001, the Partnership had net capital of $127,927 and $55,150, respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was zero. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

Note 5 - Investment in Westcreek HFBE Investments, L.P.

The Partnership has a 2.7326% limited partnership interest in Westcreek HFBE Investments, L.P., a Texas limited partnership. The partnership was formed to indirectly invest in an apartment complex in Houston, Texas. Net income, loss and distributions are allocated to the partners in accordance with their respective partnership interests.

SUPPLEMENTARY INFORMATION

SCHEDULE I
HFBE CAPITAL, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net Capital	
Total Partners' Capital Qualified for Net Capital	$ 169,427
Total Capital and Allowable Subordinated Liabilities	169,427
Deductions and/or Charges	
Nonallowable assets:	
Investment in associated partnership	41,500
Net Capital Before Haircuts on Securities Position	127,927
Haircuts on securities	
Net Capital	$ 127,927
Computation of Basic Net Capital Requirements	
Minimum Net Capital Required (12.5% of total aggregate indebtedness)	$ 0
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess Net Capital	$ 122,927
Ratio: Aggregate Indebtedness to Net Capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See notes to financial statements.

SCHEDULE II
HFBE CAPITAL, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See notes to financial statements.